DONOBi, INC.
                                3256 Chico Way NW
                               Bremerton, WA 98312

                              INFORMATION STATEMENT

                                   Pursuant to
                              Section 14(f) of the
                       Securities Exchange Act of 1934 and
                                 SEC Rule 14f-1


                                  INTRODUCTION

     This Information Statement is being mailed on or about March __, 2006, to holders of record on March 8, 2006, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of DONOBi, INC., a Nevada corporation (the "Company"), in connection with: (i) the change of control and corresponding change of the Company's directors to be effected on or after _______, 2006, following the closing of the Merger discussed below; (ii) certain shareholder action, taken by written consent of the holders of a majority of our outstanding shares of Common Stock, to approve the proposed Merger with GotaPlay Interactive, Inc.; (iii) the approval of a reverse stock split, whereby one share of the Company's Common Stock shall be issued in exchange for every six
(6) shares of the Company's Common Stock issued and outstanding currently and at the time of the Merger (the "Reverse Stock Split"); and (iv) an amendment to the Company's Articles of Incorporation, as amended, changing the name of the Company to "GottaPlay Interactive, Inc." (the "Amendment"), or such other name as may be acceptable to new management following the consummation of the Merger described herein.

     Our Board of Directors approved the terms of the Merger, the Reverse Stock Split and the Amendment on March 8, 2006, and recommended that these matters be approved by our shareholders. The Merger, Reverse Stock Split and the Amendment require the approval of holders of a majority of the outstanding shares of the Company's Common Stock. Under Nevada law, the Company is permitted to obtain approval of the Merger, Reverse Stock Split and Amendment by written consent of the holders of outstanding shares of voting capital stock having not less than the minimum number of votes that would be necessary to approve these matters at a meeting at which all shares entitled to vote thereon were present and voted. On March 20, 2006, holders of a majority of the shares of our Common Stock acted by written consent to approve the terms of the Merger, the Reverse Stock Split and the Amendment.

     The Merger will become effective upon the filing of Articles of Merger with the Nevada Secretary of State. If the Merger is closed, the Amendment will become effective also when filed with the Nevada Secretary of State. The Reverse Stock Split shall also become effective at that time. It is anticipated that the filing of the Articles of Merger and the Amendment will occur after dissemination of this Information Statement to the Company's shareholders and consummation of the Merger described below, which is expected to occur on or about April __, 2006.

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


     The Company has elected not to call a special meeting of shareholders in order to eliminate the costs of and time involved in holding a special meeting. Management has concluded that it is in the best interests of the Company to address this matter in the manner stated herein.

     Shareholders of record at the close of business on March 8, 2006 (the "Record Date"), are entitled to receive this Information Statement. As the Merger, Reverse Stock Split and Amendment have been duly approved by shareholders holding a majority of the outstanding shares of Common Stock, approval or consent of the remaining shareholders is not required and is not being solicited hereby or by any other means.

     The Company has asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of the Company's Common Stock held of record by such persons and the Company will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

            ----------------------------------------------------------

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

            The date of this Information Statement is March __, 2006

           -----------------------------------------------------------

                        REASON FOR INFORMATION STATEMENT

     This Information Statement is being provided because a majority of the Company's directors is being changed otherwise than at a meeting of shareholders, as well as a result of certain actions taken by the holders of a majority of the Company's issued and outstanding Common Stock. The holders of a majority of the Company's issued and outstanding Common Stock have taken action to approve the terms of the Merger described below, to amend the Company's Articles of Incorporation to change the name of the Company, as well as to undertake the Reverse Stock Split. As a result, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, to provide its shareholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to shareholders in compliance with that Rule.

BACKGROUND OF MERGER AND CHANGE IN CONTROL

     Pursuant to the terms of a proposed Merger Agreement (the "Agreement") between the Company and Gotaplay Interactive, Inc., a Nevada corporation
("GII"), the Company will complete the Reverse Stock Split, resulting in 5,338,664 issued and outstanding shares of Common Stock. The Company will then acquire all of GII's issued and outstanding shares of common stock in consideration for 23,167,000 (post Reverse Stock Split) "restricted" shares of the Company's Common Stock. There will then be 28,505,664 shares of Common Stock issued and outstanding on a post-Reverse Stock Split basis. The

Company and GII will be merged into one company, with the Company remaining as the surviving corporation. This Merger (the "Merger") will be effected by authority of the Board of Directors of the Company and the written consent of the holders of a majority of the Company's Common Stock. As a result of the Merger, voting control of the Company will change and, except for Mr. William M. Wright, III and Norm Johnson, who will remain with the Company as directors, the other current officers and directors of the Company will resign and will be replaced by Directors and Officers selected by GII's management (see "Directors and Executive Officers"). In addition, pursuant to the affirmative vote of the holders of a majority of the Company's issued and outstanding Common Stock, the Company's Articles of Incorporation will be amended to reflect a change in the name of the Company to "Gottaplay Interactive, Inc."

     GII is engaged in the business of on-line rental of video games for X-Box, Sony Playstation, Nintendo and several portable game consoles. GII has made two strategic acquisitions of game rental companies over the last year and has successfully integrated those operations. It is a private company that has focused its attention on building out strategically located geographically diverse multiple distribution centers, as well as the development of its proprietary Game Distribution System ("GDS"). GDS is a software system that links all distribution centers and operates the back office processes online for GII's national operations.

REVERSE STOCK SPLIT

     On March 8, 2006, our Board of Directors voted to authorize and recommend that our shareholders approve the Reverse Stock Split and the Amendment changing the Company's name upon closing of the Merger. Also on March 20, 2006, shareholders representing a majority of the shares of the Common Stock outstanding consented in writing to the Merger, the Reverse Stock Split and the Amendment.

     The terms of the Reverse Stock Split provide for the issuance of one share of the Company's Common Stock in exchange for every six (6) shares of the Company's Common Stock issued and outstanding on the date of the Reverse Stock Split. As a result, the number of the Company's issued and outstanding shares of Common Stock shall be reduced from 32,031,981 shares to approximately 5,338,664 shares.

     The Reverse Stock Split will not change the par value designation of our Common Stock or the amount of Common Shares authorized for issuance.

     The Reverse Stock Split will become effective on or about the date of the filing of the Amendment with the Secretary of State of the State of Nevada (the "Effective Date"), but our Board of Directors reserves the right to not make such filing if it deems it appropriate not to do so, specifically, if the Merger is not successfully consummated.

PURPOSE AND EFFECT OF THE REVERSE STOCK SPLIT

     The proposed Reverse Stock Split and name change are subject to and conditional upon the closing of the Merger. GII and the Company's Board of Directors believe that without the Reverse Stock Split the number of the Company's issued and outstanding common shares following the closing of the

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

Merger will be excessive, given the terms of the proposed Merger and the current state of the Company. Management intends to continue to implement the Company's existing business plan as well as that of GII if and when the Merger closes and believes that a lesser number of issued and outstanding Common Shares will provide the Company with greater flexibility in implementation of the Company's business plan, as well as a better opportunity for the Company to cause its Common Stock to become listed on a national stock exchange in the future, provided that the Company grows and expands its business. Approval of the Reverse Split will not, in and of itself, qualify the Company's Common Stock to be listed on any national stock exchange and the Company has not submitted any application to cause its Common Stock to become listed on any national stock exchange as of the date of this Information Statement. There can be no assurance that the Company's Common Stock will become listed on a national stock exchange in the future, even after the Reverse Stock Split is effective.

     The market price of the Company's Common Stock is also based on factors that may be unrelated to the number of shares outstanding. These factors include the Company's performance, general economic and market conditions and other factors, many of which are beyond the control of the Company.

     The Reverse Stock Split will affect all of our shareholders uniformly. The Company will not issue fractional shares, but rather will round up any fractional shares to the next highest full share as a consequence of the Reverse Stock Split. After the Effective Date of the Reverse Stock Split but before the Merger, each stockholder will own a reduced number of shares of our Common Stock, but will hold the same percentage of the outstanding shares as such stockholder held prior to the Effective Date, except for those shares issued in the Merger. The number of shares of our Common Stock that may be issued upon the exercise of outstanding rights to receive shares of the Company's Common Stock or conversion of an outstanding Convertible Note and the per share conversion prices thereof, will be adjusted appropriately to give effect to the Reverse Stock Split as of the Effective Date.

     The liquidity of our Common Stock may be adversely affected by the reduced number of freely trading shares outstanding after the Reverse Stock Split. In addition, the split will increase the number of shareholders who own odd-lots. An odd-lot is fewer than 100 shares. Such shareholders may experience an increase in the cost of selling their shares and may have greater difficulty in making sales.

     The Reverse Stock Split will not affect the par value of our Common Stock. As a result, on the Effective Date, the stated capital on our balance sheet attributable to our Common Stock will be reduced in proportion with the exchange ratio for the Reverse Stock Split and our additional paid-in capital account will be credited with the amount by which the stated capital is reduced. These accounting entries will have no impact on total shareholders' equity. All share and per share information will be retroactively adjusted following the Effective Date to reflect the Reverse Stock Split for all periods presented in future filings.

     The  Board of  Directors  considered  reducing  the  number  of  shares  of authorized Common Stock in connection with the Reverse Stock Split, but determined that the availability of additional shares may be beneficial to our Company in the future. The availability of additional authorized shares will allow the Board of Directors to issue shares for corporate purposes, if appropriate opportunities should arise, without further action by the shareholders or the time delay involved in obtaining stockholder approval (except to the extent that approval is otherwise required by applicable law). Such purposes could include meeting requirements for capital expenditures or working capital or, depending on the market conditions, effecting future acquisitions of other businesses through the issuance of shares.

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

     Because the Reverse Stock Split will result in an increased number of authorized but unissued shares of our Common Stock, it may be construed as having an anti-takeover effect. Although the Reverse Stock Split is not being proposed by the Board for this purpose, in the future the Board of Directors could, subject to its fiduciary duties and applicable law, use the increased number of authorized but unissued shares to frustrate persons seeking to take over or otherwise gain control of our Company by, for example, privately placing shares with purchasers who might side with the Board in opposing a hostile takeover bid. Shares of Common Stock could also be issued to a holder that would thereafter have sufficient voting power to assure that any proposal to amend or repeal our Bylaws or certain provisions of the Company's Articles of Incorporation would not receive the requisite vote. Such uses of the Company's Common Stock could render more difficult, or discourage, an attempt to acquire control of our Company if such transactions were opposed by the Board.

     The Reverse  Stock Split will have the  following  effects  upon our Common
Stock:

     o The number of shares owned by each holder of Common Stock on the Record Date will be reduced by the ratio of six (6) to one (1), reducing the number of shares of our Common Stock outstanding from 32,031,981 shares, to approximately 5,338,664 shares;

     o The number of shares of Common Stock the Company is authorized to issue will remain at 100,000,000 shares;

     o    The par value of the Company's Common Stock will remain the same.

     Shares of the Company's Common Stock underlying its outstanding Convertible Note will be reduced from 11,500,000 shares to 1,916,667 shares. However, the Company has reached an agreement with the holder of the Convertible Note wherein the holder has agreed to waive any conversion rights it currently holds so long as the Company makes timely payment of agreed upon amounts. The Company has made its first payment of $25,000 to the holder of the Convertible Note.

     The shares of the Company's Common Stock to be issued following the Reverse Stock Split will be fully paid and non-assessable. The Reverse Stock Split will not change any of the rights of the shareholders of the Company's Common Stock. The new shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the shares of the Company's Common Stock that were issued prior to the Reverse Stock Split. Each shareholder's percentage ownership will not be altered as a result of the Reverse Stock Split, but each shareholder will incur substantial dilution as a result of the Merger.

AMENDMENT TO ARTICLES OF INCORPORATION,
AFFECTING A CHANGE IN THE COMPANY'S NAME

     The purpose of changing the name of the Company to "GottaPlay Interactive, Inc." (or such other name as may be acceptable to new management upon closing of the Merger) is to more fully portray the Company's new business to the investment community, as well as to maintain the goodwill that has been established by GII to date.

     For these reasons our Board of Directors has chosen to adopt and recommend the Amendment.

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

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     As of the date of this Information Statement there are 32,031,981 shares of the Company's Common Stock issued and outstanding. Each share entitles the record holder to one vote on all matters that are presented to shareholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of the date of this Information Statement certain information with respect to those persons known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, with respect to each Officer and Director, and with respect to all Directors and Officers as a group. All ownership is direct unless otherwise noted. Percentage ownership is based on the 32,031,981 shares outstanding. All figures are provided on a pre-Reverse Stock Split basis.

                                               Amount and Nature
Title of         Name and Address                of Beneficial          Percent
  Class         of Beneficial Owner                Ownership            of Class
  -----         -------------------                ---------            --------

Common     Silverdale Partners                     3,000,000              9.4%
           9621 Mickleberry Road
           Silverdale, WA 98383

Common     William M. Wright (1)                   2,662,000              8.3%
           3256 Chico Way NW
           Bremerton, WA 98312

Common     NYX Management S.A.                     2,500,000              7.8%
           Chancery Court
           P.O. Box 42544 Freeport, Bahamas

Common     Cambridge Mercantile Holdings S.A.      2,500,000              7.8%
           Continental Trust Corporation Ltd.
           Century House
           16 Pur-la-Ville Road
           Hamilton HM HX, Bermuda

Common     The Derek Corporation                   2,500,000              7.8%
           Suite 1440
           The Exchange Tower
           130 King Street West
           Toronto, Ontario M5X 1E3 Canada

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

                                               Amount and Nature
Title of         Name and Address                of Beneficial          Percent
  Class         of Beneficial Owner                Ownership            of Class
  -----         -------------------                ---------            --------

Common     Brett T. Green                          2,500,000              7.8%
           3256 Chico Way NW
           Bremerton, WA 98312

Common     Norm Johnson (1)                          460,000              1.4%
           3256 Chico Way NW
           Bremerton, WA 98312

Common     Clarke Whitney (1)                        250,000              1.0%
           3256 Chico Way NW
           Bremerton, WA 98312

Common     Melissa Tippets (1)                       260,798               *
           3256 Chico Way NW
           Bremerton, WA 98312

Common     All Officers and Directors
           as a Group (5 persons)                  3,632,798             11.3%

--------------------
* Less than 1%

(1) Officer and/or director of the Company as of the date of this Information Statement.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth the names and ages of all the Directors and Executive Officers of the Company, positions held by such person, length of service, when first elected or appointed and term of office.

                                       First Elected
Name                        Age      or Appointed/Term     Position
----                        ---      -----------------     --------

William M. Wright III        40      February 16, 2004     Chairman, CEO and CFO
Melissa Tippets              35      July 16, 2004         Corporate Secretary
Clarke Whitney               53      October 6, 2004       Director
Norm Johnson                 45      June 10, 2005         Director

Compensation of Directors & Standard Arrangements

     None of the members of our Board of Directors are paid a per diem fee for attendance at meetings of the board of directors and committees thereof. In addition, if required, they are reimbursed for travel expenses and lodging is arranged for them, at our expense. At this time, adequate funds are not available

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

to provide liability insurance for the Company's directors (and officers). Directors are reimbursed for all out of pocket expenses incurred in the performance of their roles, subject to provision of receipts in form and substance adequate to satisfy Internal Revenue Service audit requirements.

Biographies of Directors and Officers

     William M. Wright, III (CEO/CFO/Chairman). Mr. Wright is Chief Executive Officer, Chief Financial Officer and Chairman of the Board. In the event the Merger is closed, Mr. Wright will retain his position as a director, as well as being appointed as the Company's Chief Operating Officer. Mr. Wright is a founding member of the Company, instrumental in developing the Company from concept to realization since December of 1999. After 15 years of experience and knowledge in financial management and business operations, Mr. Wright began running the company full time in early 2001, leading the successful acquisition of five companies in six months. To date, he has orchestrated a dozen acquisitions and mergers and continues to be strongly focused on the growth of DONOBi. Mr. Wright received his Bachelors of Science in Business Administration with an emphasis in Financial Services from San Diego State University, California, and is a licensed Real Estate Broker in the State of Washington. He devotes substantially all of his time to the business of the Company.

     Melissa A. Tippets (Corporate Secretary). Ms. Tippets is the Operations Manager and Corporate Secretary. Ms. Tippets came to the Company in May of 2000. She is responsible for all aspects of Human Resources and is responsible for implementing our office policies and procedures. Ms. Tippets achieved her Professional in Human Resources (PHR) certification in June 2004. Ms. Tippets is an instrumental part of our acquisition team and has contributed to the success of a dozen mergers and acquisitions since 2001. Ms. Tippets currently oversees both offices in the State of Washington. Her prior experience includes 8 years working in mortgage banking, supervising staff, processing and coordinating multiple branch resources necessary to maintain annual revenues in excess of $12 million. She devotes substantially all of her time to the business of the Company.

     Clarke Whitney, CPA (Director). Clarke Whitney is the President of Clarke Whitney, CPA's, P.S., headquartered in Bremerton, Washington. Mr. Whitney is a Certified Public Accountant with financial accounting experience compiling, reviewing and auditing financial statements for the past 30 years. Mr. Whitney graduated from the University Of Puget Sound School Of Business in 1973 with a Bachelor of Science degree in accounting. He has been a licensed Certified Public Accountant since 1978.

     Norm Johnson (Director). In the event the Merger is closed, Mr. Johnson will retain his position as a director of the Company. Mr. Johnson spent 18 years as an All-Pro kicker in the NFL (Seahawks, Falcons, Steelers and Eagles). For the past 5 years, Mr. Johnson has worked for Reid Real Estate, Inc., a Washington corporation, representing and advising clients on their real estate investments. During his NFL career, Mr. Johnson also owned "Norm Johnson's All-Pro Sportscards" with three locations. Mr. Johnson earned his Bachelor's Degree in Economics from the University of California Los Angeles (UCLA) in 1983.

     There have been no events under any bankruptcy act, any criminal proceedings and any judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

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

     On the closing of the Merger, except for Messrs. Wright and Johnson, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following officers and directors.


          Name              Age                Future Position
          ----              ---                ---------------
     John P. Gorst           37         Chief Executive Officer,
                                        Chairman of the Board

     M. Carroll Benton       61         Chief Financial and Administrative
                                        Officer, Secretary, Treasurer and
                                        Director

     Asra Rasheed            32         President

     Mark Levin              34         Director

Resumes of New Management

     John P. Gorst is the Co-Founder, Chairman of the Board, and Chief Executive Officer of GII, positions he will assume with the Company upon closing of the Merger. Mr. Gorst has directed all development and business efforts for GII since inception. Mr. Gorst has over 15 years experience in founding entrepreneurial technology ventures, specifically in the development of software and data services for business. His experience includes serving as chief executive officer and board chairman of Insynq, Inc., an application service provider, from August 1998 to present; vice president & general manager for a computer integration company, Interactive Information Systems Corp., from July 1996 to August 1998; and a training/IS consulting business in conjunction with Nynex Business Centers of New York. Upon closing of the Merger, Mr. Gorst's primary responsibility shall be co-chairman of the Board and Chief Executive Officer. Mr. Gorst will be directing the Company's strategy, and positioning the Company in the business marketplace by forging strategic business alliances and mergers and acquisitions. Mr. Gorst will also serve as company and technology evangelist at tradeshows, press conferences and industry analyst meetings in order to increase awareness for the Company's brand. Mr. Gorst graduated top of his class as an Electronic Design Engineer from one of the top trade schools in Arizona. Mr. Gorst was also awarded a medal of honor for business leadership in 2001 and 2005 from the National Republican Congress. He intends to devote substantially all of his business time to the Company.

     M. Carroll Benton is the Co-Founder, Secretary/Treasurer, Chief Financial Officer, Chief Administrative Officer and Director of GII, positions she shall assume upon closing of the Merger. Ms. Benton has directed and managed the fiscal responsibilities of GII since inception. Ms. Benton's early career spanned both the public and private sectors working largely with the banking systems and higher education institutions where she assisted in the development and deployment strategies necessary for computerization of these and other entities. Ms. Benton has successfully managed a 13 state insurance brokerage firm and has been a consultant to the small to medium business markets via accounting system design, implementation, support, and business practice analysis. She also taught undergraduate accounting courses at several Puget Sound colleges and universities. With an in-depth understanding of GII's finances, accounting infrastructure and compliance issues, Ms. Benton oversees the current financial operations and administrative functions. From December 1995 through December 1999, Ms. Benton was president of a computer integration company, Interactive Information Systems Corp. Her public sector experience includes serving as chief administrative officer, secretary, treasurer, interim chief financial officer and director for Insynq, Inc., a Pacific Northwest application service provider, from August 1998 to present. Formerly with a CPA firm, Ms. Benton brings over 37 years of financial expertise to the business. She intends to devote substantially all of her business time to the Company.

     Asra Rasheed is the COO and President of GII. Upon the closing of the Merger, she will assume the position of President with the Company. She is the founder of Next Rental, Inc. Ms. Rasheed has started and sold several successful businesses in the multi-media industry in the last eight years. Prior to starting NextRental.com, she was Director of Multi Media at Koyo Graphics where she managed large web development projects for clients like Warner Brothers, Sanyo, Sony, etc. She also managed the development of online DVD rental and sales website for the largest distributor of Bollywood industry. Ms. Rasheed was also Vice President of Business Development for a $30 Million dollar company, Luminex. She has a Bachelors of Science degree from Cal State University, Fullerton. She intends to devote substantially all of her business time to the Company

     Mark H. Levin, MBA is a Co- Founder and Director of GII, positions he will assume with the Company upon closing of the Merger. For the past seven years Mr. Levin has been the CEO of Eyecity.com, Inc., an internet eye care company providing sunglasses and prescription glasses to the general public. Mr. Levin has raised millions of dollars for the company and completed many acquisitions to enhance shareholder value. Mr. Levin consults with public and private companies regarding mergers and acquisitions, financing, and strategic alliances. Mr. Levin holds an MBA in marketing and BBA in management from Hofstra University. Mr. Levin will be responsible for funding and negotiating strategic partner agreements.

                             EXECUTIVE COMPENSATION

     The following table reflects all forms of compensation for services to the Company for the years ended January 31, 2006 and 2005, of the Company's Chief Executive Officer, as well as those persons who received in excess of $100,000 in annual compensation from the Company during the aforesaid time.

                           SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                    ---------------------------------
                             Annual Compensation             Awards           Payouts
                          ------------------------  ------------------------  -------
                                            Other
                                           Annual  Restricted   Securities             All Other
     Name and                              Compen-    Stock     Underlying     LTIP     Compen-
    Principal              Salary   Bonus  sation   Award(s)   Options/SAR's  Payouts    sation
     Position       Year    ($)      ($)     ($)       ($)          (#)         ($)        ($)
------------------  ----  --------  -----  -------  ---------  -------------  -------  ----------
William M . Wright  2006  $111,250  $   0  $     0  $       0        0        $     0  $        0
III, Chairman, CEO  2005  $105,250  $   0  $     0  $       0        0        $     0  $        0

     No other officer or director of the Company received compensation in excess of $100,000 in either of the past two years.

     During GII's most recent fiscal year, Mr. Gorst was paid $22,000 by GII in salary or other compensation. No other officer of GII was paid in excess of $100,000 in the last fiscal year. Compensation to be paid the officers of the Company for 2006 and thereafter will be determined by the Board of Directors of the Company.

     GII may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by GII.

RELATED PARTY TRANSACTIONS

     During the years ended January 31, 2005 and 2004, the Company issued 200,000 and 226,071 common shares to officers and directors for services rendered. In addition, in March 2006, the Company issued an aggregate of 450,000 shares of its Common Stock to two of its directors in consideration of services rendered.

     Beginning in March 2003 through November 2005, the Company leased its principal place of business from Dogfish Partners, LLC, which was partially owned by the Company's President and CEO, Mr. William M. Wright, III. Monthly base rent of $3,763.33 was paid.

     Effective March 17, 2006, the Company issued 250,000 shares to Mr. Clarke Whitney and 200,000 shares to Norm Johnson, each a director of the Company. These shares were issued in consideration for services rendered to us having an agreed value of $.04 per share.

     Relevant to GII, in June 2005, GII and Insynq, Inc., a public reporting company, entered into a five year agreement whereby Insynq was awarded an application management services agreement in exchange for supplying business technology, IT management and communications infrastructure. Mr. Gorst was Chief Executive Officer of Insynq at that time.

     As of the date hereof, no other related party transactions exist between the Company and its present directors, officers or 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity, or GII and its present directors, officers, 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity, and no related party transactions are planned as between such persons and the Company, or GII, as applicable.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     The Company does not have an audit, nominating or compensation committee.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

     The Company presently has three (3) directors. During the Company's fiscal year ended January 31, 2006, the Board held three formal meetings and initiated 12 actions through Unanimous Consent.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that all filing requirements applicable to officers, directors and greater than 10% beneficial owners were complied with.

Dated: _________, 2006.

                                              DONOBi, INC.


                                              ----------------------------------
                                              William M. Wright III, President